

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2016

Mr. O.B. Parrish
Chairman and Chief Executive Officer
The Female Health Company
515 N. State Street, Suite 2225
Chicago, IL 60654

      Re: Female Health Co.
              Preliminary Proxy Statement on Schedule 14A
              Filed May 18, 2016
              File No. 001-13602

Dear Mr. Parish:

      We completed our review of your filing on July 26, 2016. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                           Sincerely,

                                           /s/ Pamela A. Long

                                         Pamela A. Long
                                         Assistant Director
                                         Office of Manufacturing and
                                         Construction